SUBSCRIPTION AGREEMENT BETWEEN THE FUNDS AND THE INVESTOR

PSG TACTICAL GROWTH FUND

LETTER OF INVESTMENT INTENT

March 27, 2012

To the Board of Trustees of PSG Capital Management Trust:

Effective March 27, 2012, the undersigned (the "Purchaser") hereby subscribes to purchase a beneficial interest ("Interest") in the PSG TACTICAL GROWTH FUND, in the amount of $100,000.00 for 10,000 shares at net asset value of $10.00 per share, in consideration for which the Purchaser agrees to transfer to you upon demand cash in the amount of $100,000.00.

The Purchaser agrees that the Interest is being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest, until such date as when the Fund is registered with the Securities and Exchange Commission.

PSG Investment Advisors, LLC.

By:

/s/              _

_____

Name: Jonanthan Giordani

Title:  Member

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